FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
athe Securities Exchange Act of 1934

For period ending January 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

In accordance with DTR 3.1.4R(1)(a) and (c) GlaxoSmithKline plc ('GSK') was advised on 19 January 2015, of changes in the interests of the following Directors and Persons Discharging Managerial Responsibilities, following increases in interests in Ordinary Shares ('Shares'), at a price of 1420.57 pence per Share on 8 January 2015, following the re-investment of the dividend paid to shareholders on 8 January 2015.

Director/PDMR	Shares
Sir Andrew Witty	1,544.610
Mr R G Connor	91.618
Mr S Dingemans	666.940
Mr S A Hussain	1,831.014
Mr D S Redfern	670.949
Dr M M Slaoui	149.766
Ms C Thomas	817.766
Mr P C Thomson	264.686
Dr P J T Vallance	923.872
Ms E Walmsley	749.475

Connected Person	Shares
Mrs K Thomson (connected person toMr P C Thomson)	62.242

V A Whyte
Company Secretary

19 January 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 19, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc